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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005
                        Commission File Number: 001-14148

                          -----------------------------

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                 (Translation of registrant's name into English)

                          -----------------------------

                                 3100 TD CENTRE
                               201 PORTAGE AVENUE
                               WINNIPEG, MANITOBA,
                                 CANADA R3B 3L7
                                 (204) 956-2025
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F       Form 40-F [X]


      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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                                 EXHIBIT INDEX

Exhibit
Number                Description
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
1                      CanWest Global Communications Corp. Press Release
                       dated March 14, 2005.

                                                                       Exhibit 1

                   [CANWEST GLOBAL COMMUNICATIONS CORP. LOGO]

FOR IMMEDIATE RELEASE
March 14, 2005

                  TORSTAR, CANWEST AND METRO FORM JOINT VENTURE
                       AND LAUNCH METRO VANCOUVER

Toronto - Torstar Corporation, CanWest MediaWorks and Metro International S.A. today announced the formation of a new joint venture to publish English-language free daily newspapers in various Canadian cities. Each company will have a 33.3% interest in the new venture.

The new venture will commence with today's launch of Metro Vancouver. The free daily is specifically designed to capture top news items in a fast and easy-to-read format for commuters. Metro Vancouver will be distributed free of charge through street samplers and 2,500 boxes situated in high-traffic locations including transit stops, university campuses and highly populated business districts. Initial daily distribution for the Greater Vancouver Area will be 145,000, with plans to increase circulation to 160,000. To date, Metro in Canada (including Metro Toronto and Metro Montreal) boasts a weekly readership of 1,295,000, and continues to show double-digit growth each year.

Pelle Tornberg, President and CEO of Metro International SA, commented: "This new joint venture between `first class' media companies in Canada is an exciting opportunity to leverage the global Metro brand in this important market and to enhance our strong position in Northern America. Vancouver is a vibrant and dynamic city with a strong youth-oriented and professional population which makes it a perfect addition to the Metro family."

"We are delighted to extend our current relationship with Metro International to include CanWest as we launch our free daily newspaper, Metro, in Vancouver," said Robert Prichard, President and CEO of Torstar Corporation, which has a 50% interest in Metro Toronto. "Together, we will deliver an exciting alternative for readers, building on the success we have had in Toronto. We also expect our new partnership will launch new editions of Metro in other Canadian cities in the months and years ahead. By combining the resources and skills of our three companies, we will add a new voice in Vancouver and provide an important new vehicle to advertisers."

"Rick Camilleri, President of CanWest MediaWorks, which has a equal share of the joint venture, said "Metro is a natural complement to the CanWest MediaWorks portfolio of assets, especially in Vancouver, a city that will undoubtedly embrace the Metro concept and product. We're excited about creating this unique joint venture with Torstar, one of the leading newspaper publishers in Canada, and with Metro, which in a very short period of time has created a leading international newspaper brand."

The unique format of the Metro publication and its extensive reach delivers a new generation of premium audience to advertisers. A majority of Metro's readership is between the ages of 18 to 49. More than half of Metro readers have a combined household income of over $50,000. Advertising sales for Metro International have grown at a compounded annual rate of 47% since the launch of the first edition in 1995.

Metro Vancouver is the third Metro publication to be launched in Canada, and follows on the heels of the highly successful Metro editions in Toronto and Montreal.

ABOUT TORSTAR:
Torstar Corporation is a broadly based media company listed on the Toronto Stock Exchange (TS.nv.b). Its businesses include newspapers led by the Toronto Star, Canada's largest daily newspaper; CityMedia Group, publishers of daily and community newspapers in Southwestern Ontario; Metroland Printing, Publishing & Distributing, publishers of more than 60 community newspapers in Southern Ontario; and Harlequin Enterprises, a leading global publisher of women's fiction.

TORSTAR CONTACT:
Robert J. Steacy
Executive Vice-President & CFO
Torstar Corporation
416 869-4031

ABOUT CANWEST MEDIAWORKS:
CanWest MediaWorks is a division of CanWest Global Communications Corp. (NYSE:
CWG; TSX: CGS.SV and CGS.NV, www.CanWestglobal.com
<http://www.CanWestglobal.com>). CanWest, an international media company, is
Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in New Zealand, Australia and Ireland.

CANWEST CONTACT:
Michael Williams
President, CanWest MediaWorks Publications
416 383-2442
mwilliams@canwest.com

ABOUT METRO:
Metro Vancouver is part of the Metro International group. In Canada Metro also publishes Metro Toronto and Metro Montreal (a French version). Metro is the largest and fastest growing international newspaper in the world. Thirty-five Metro editions are published in more than 100 cities in 17 countries in 16 languages across Europe, North & South America and Asia. Metro has a unique global reach -- attracting a young, active, well-educated audience of more than 15 million daily readers and over 33 million weekly readers. Metro has an equal number of male and female readers and 70% are under the age of 45.

Metro International S.A. `A' and `B' shares are listed on the Stockholmsborsen `O-List' under the symbols MTROA and MTROB. For further information, please visit www.metro.lu <http://www.metro.lu>

METRO INTERNATIONAL CONTACTS:
Pelle Tornberg, President & CEO                             +44 (0) 20 7016 1300
Henrik Persson, Corporate Communications                 +46 (0) 8 562 000 87
Email: info@metro.lu <mailto:info@metro.lu>

METRO VANCOUVER MEDIA CONTACT:

Kathryn Boothby
Phone: 905.465.3541
Cell: 905.330.0943
Email: kboothby1@cogeco.ca

CanWest Global Communications Corp
(204) 956-2025 ext 252
Our Mission: To Inform Enlighten and Entertain

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CANWEST GLOBAL COMMUNICATIONS CORP.



Date: March 16, 2005                  By: /s/ JOHN E. MAGUIRE
                                          --------------------------------------
                                          John E. Maguire
                                          Chief Financial Officer